Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Snowflake Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (Exchange Act): our Class A common stock, $0.0001 par value per share. References herein to the terms the “company,” “we,” “our,” and “us” refer to Snowflake Inc. and its subsidiaries.

The following description of our capital stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of our amended and restated certificate of incorporation, our certificate of retirement filed on March 3, 2021, our amended and restated bylaws, and our investor rights agreement entered into in February 2020, which are each filed as exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.3 is a part, and are incorporated by reference herein. We encourage you to read our amended and restated certificate of incorporation, our amended and restated bylaws, our investor rights agreement, and the applicable provisions of the Delaware General Corporation Law (DGCL) for more information.

General

Our amended and restated certificate of incorporation provides for two classes of common stock: Class A common stock and Class B common stock. In addition, our amended and restated certificate of incorporation authorizes shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

On March 1, 2021, all shares of our then-outstanding Class B common stock were automatically converted into the same number of shares of Class A common stock, pursuant to the terms of our amended and restated certificate of incorporation. No additional shares of Class B common stock may be issued following such conversion. On March 3, 2021, we filed a certificate of retirement with the Secretary of State of the State of Delaware effecting the retirement of the shares of Class B common stock that were issued but no longer outstanding following the conversion. The filing of the certificate of retirement had the additional effect of reducing our authorized Class B common stock by the number of retired shares of Class B common stock. Our authorized capital stock therefore consists of 2,500,000,000 shares of our Class A common stock, $0.0001 par value per share, 185,461,432 shares of our Class B common stock, $0.0001 par value per share, and 200,000,000 shares of undesignated preferred stock $0.0001 par value per share.

Our board of directors is authorized, without stockholder approval, except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Class A Common Stock

Voting Rights

The Class A common stock is entitled to one vote per share on any matter that is submitted to a vote of stockholders (including the election of directors). Our amended and restated certificate of incorporation does not provide for cumulative voting for the election of directors.

Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock will be entitled to any dividend or distribution of cash or property paid or distributed by the company.

Liquidation Rights

On our liquidation, dissolution, or winding-up, the holders of Class A common stock will be entitled to share ratably in all assets remaining after the payment of any liabilities, liquidation preferences, and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock.

Change of Control Transactions

The holders of Class A common stock will be treated equally and identically with respect to shares of Class A common stock owned by them on (a) the closing of the sale, transfer, or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger, or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity, or (c) the closing of the transfer (whether by merger, consolidation, or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such assets sale, consolidation, merger, or reorganization under any employment, consulting, severance, or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

No Preemptive or Similar Rights

Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of 200,000,000 shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Class A common stock. The issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action.

Registration Rights

Stockholder Registration Rights

We are party to an investor rights agreement that provides that certain holders of our capital stock, including certain holders of at least 5% of our capital stock and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This investor rights agreement was entered into in February 2020. The registration of shares of our common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933 as amended (Securities Act) when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback, and Form S-3 registration rights described below will expire the date three years following our initial public offering, or, with respect to any particular stockholder, such time that such stockholder (a) holds less than 1% of our outstanding common stock (including shares issuable on conversion of outstanding convertible preferred stock) and (b) can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Certain holders of our Class A common stock are entitled to certain demand registration rights. At any time, the holders of a majority of these shares may request that we register all or a portion of their shares.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, certain holders of our Class A common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

Certain holders of our Class A common stock are entitled to certain Form S-3 registration rights. If we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $1.0 million, then certain holders of our Class A common stock have the right to demand we file registration statements on Form S-3. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the voting power of our shares of common stock will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide for stockholder actions at a duly called meeting of stockholders. A special meeting of stockholders may be called by a majority of our board of directors, the chair of our board of directors, and our chief executive officer. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Additionally, in accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms.

The foregoing provisions make it more difficult for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to preserve our existing control structure, facilitate our continued product innovation and the risk-taking that it requires, permit us to continue to prioritize our long-term goals rather than short-term results, enhance the likelihood of continued stability in the composition of our board of directors and its policies, and discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware be the exclusive forum for the following types of actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Exchange Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “SNOW.”

Transfer Agent and Registrar

The transfer agent our Class A common stock is the Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.